SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No.#3)

                              CONDUCTUS, INC.
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                             (Name of Issuer)

                  Common Stock, $0.0001 par value per share
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                      (Title of Class of Securities)

                                206784100
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                             (CUSIP Number)



  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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 1     Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
       Persons

       HEWLETT-PACKARD COMPANY, 94-1081436
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 2     Check the Appropriate Box if a Member of a Group
                                                            (a) [ ]
       Not Applicable                                       (b) [ ]
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 3     SEC Use Only

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 4     Citizenship or Place of Organization

       California
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                          5    Sole Voting Power

     NUMBER OF                 558,212
      SHARES              ---------------------------------------------------
   BENEFICIALLY           6    Shared Voting Power
      OWNED
     BY EACH                   0
    REPORTING             ---------------------------------------------------
     PERSON               7    Sole Dispositive Power
      WITH
                               558,212
                          ---------------------------------------------------
                          8    Shared Dispositive Power

                               0
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 9     Aggregate Amount Beneficially Owned by Each Reporting Person

       558,212
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 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                       [   ]
       Not Applicable
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 11    Percent of Class Represented by Amount in Row (9)

       8.0%*
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 12    Type of Reporting Person

       CO
 ____________________________________________________________________________

 * All calculations are based on 6,989,652 shares of Conductus, Inc. Common Stock outstanding as of February 6, 1998.




 Item 1(a).  Name of Issuer:

              Conductus, Inc.

 Item 1(b).  Address of Issuer's Principal Executive Offices:

             969 West Maude Avenue, Sunnyvale, CA 94086

 Item 2(a).  Name of Person Filing:

             Hewlett-Packard Company

 Item 2(b).  Address of Principal Business Offices:

             3000 Hanover Street, Palo Alto, California 94304

 Item 2(c).  Citizenship:

             California

 Item 2(d).  Title of Class of Securities:

             Common Stock of $0.0001 par value per share

 Item 2(e).  CUSIP Number:

             206784100

 Item 3.     Type of Person Reporting under Rules 13d-1(b) or 13d-2(b):

             Not applicable

 Item 4.     Ownership

             (a)  Amount Beneficially Owned:  558,212
             (b)  Percent of Class:  8.0%
             (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:  558,212
                 (ii)  Shared power to vote or to direct the vote:  0
                 (iii) Sole power to dispose or to direct the disposition
                       of:  558,212
                 (iv)  Shared power to dispose or to direct the
                       disposition of:  0

 Item 5.     Ownership of Five Percent or Less of a Class

             Not Applicable

 Item 6.     Ownership of More Than Five Percent on Behalf of Another Person

             Not Applicable

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not Applicable

 Item 8.     Identification and Classification of Members of the Group

             Not Applicable

 Item 9.     Notice of Dissolution of Group

             Not Applicable

 Item 10.    Certification

             Not Applicable


 SIGNATURE:

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: February 11, 1998

                                                 HEWLETT-PACKARD COMPANY

                                                 By: ________________________
                                                     Ann O. Baskins
                                                     Assistant Secretary
                                                     and Managing Counsel

  February 11, 1998

  Securities and Exchange Commission
  Judiciary Plaza
  450 Fifth Street, N.W.
  Washington, D.C. 20549

       Re: Hewlett-Packard Company; Amendment No. 3 to Schedule 13G; Commission File No. 1 4423

  Ladies and Gentlemen:

  Pursuant to Section 13(g) under the Securities Exchange Act of 1934, as amended, and the rules thereunder, I am transmitting, on behalf of Hewlett-Packard Company, an Amendment No. 3 to Schedule 13G dated today's date in connection with the ownership of equity securities of Conductus, Inc.

  If you have any questions or comments concerning the above, please contact me at (650) 857-3755.

  Very truly yours,


  Ann O. Baskins
  Assistant Secretary and Managing Counsel
  DATE: February 11, 1998